UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Twitter, Inc.

(Name of Issuer)

Common Stock, par value $0.000005 per share

(Title of Class of Securities)

90184L102

(CUSIP Number)

Jennifer M. Broder

Munger, Tolles & Olson LLP

350 South Grand Avenue, 50th Floor

Los Angeles, CA 90071

(213) 683-9100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communication)

October 27, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box:  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90184L102

1	NAMES OF REPORTING PERSONS Jack Dorsey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO; PF (See Item 3 below)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 18,042,428 (as of the Reporting Event Time (as defined below)) 0 (as of the date hereof) (See Item 5(a) below)
	8	SHARED VOTING POWER 0 (See Item 5(a) below)
	9	SOLE DISPOSITIVE POWER 18,042,428 (as of the Reporting Event Time) 0 (as of the date hereof) (See Item 5(a) below)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5(a) below)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,042,428 (as of the Reporting Event Time) 0 (as of the date hereof) (See Item 5(a) below)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4%* (as of the Reporting Event Time) 0% (as of the date hereof)
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	Based on 765,246,152 shares of Common Stock outstanding as of July 22, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2022.

Item 1.	Security and Issuer

This Schedule 13D (the “Schedule 13D”) relates to the common stock (the “Common Stock”) of Twitter, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 1355 Market Street, Suite 900, San Francisco, CA 94103.

Item 2.	Identity and Background

This Schedule 13D is filed by Jack Dorsey (“Mr. Dorsey” or the “Reporting Person”), a citizen of the United States of America, whose principal occupation is serving as Block Head and Chairperson of Block, Inc., the principal business of which is payment and financial services and the principal address of which is 1455 Market Street, Suite 600, San Francisco, CA 94103. The principal business address for Mr. Dorsey is 1455 Market Street, Suite 600, San Francisco, CA 94103. During the last five years, Mr. Dorsey has not been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

As of the Reporting Event Time (as defined below), Mr. Dorsey was the beneficial owner of 18,042,428 shares of Common Stock, as described in more detail in Item 5 below. Mr. Dorsey acquired such shares of Common Stock through his co-founding of the Issuer, through open market purchases using personal funds and through the exercise of stock options.

Item 4.	Purpose of Transaction

On October 27, 2022, Mr. Dorsey, Trustee of The Jack Dorsey Revocable Trust u/a/d 12/08/2010 and the Jack Dorsey Remainder LLC (the “Dorsey LLC” and together, the “Dorsey Parties”) entered into that certain Rollover and Contribution Agreement with X Holdings I, Inc. (“Parent”), an entity wholly-owned by Elon Musk (the “Principal”), in connection with Parent’s proposed acquisition of the Issuer pursuant to an Agreement and Plan of Merger (the “Merger Agreement”), made and entered into as of April 25, 2022, by and among the Issuer, Parent, X Holdings II, Inc., a direct wholly-owned subsidiary of Parent (“Merger Sub”), and, solely for the purpose of certain specified provisions, the Principal (the “Rollover Agreement”). The entry into the Rollover Agreement is referred to in this Schedule 13D as the “Reporting Event Time”.

Pursuant to the terms of the Rollover Agreement, the Dorsey Parties committed to contribute to Parent, immediately prior to the Merger (as defined below) and subject to the conditions set forth in the Rollover Agreement, the 18,042,428 shares of Common Stock owned by the Dorsey Parties in order to retain an indirect equity investment in the Issuer following the Merger in lieu of receiving cash merger consideration in the Merger.

Later on October 27, 2022, pursuant to the terms of the Merger Agreement, Merger Sub merged with and into the Issuer (the “Merger”), with the Issuer surviving the Merger and becoming a wholly owned subsidiary of Parent (the “Surviving Corporation”).

Immediately prior to the closing of the Merger and pursuant to the Rollover Agreement, the Dorsey Parties contributed 18,042,428 shares of Common Stock to Parent in exchange for shares of common stock of Parent. Parent is majority-owned and controlled by the Principal.

The Reporting Person understands that, on October 27, 2022, the Issuer notified The New York Stock Exchange (the “NYSE”) of the consummation of the Merger and requested that the NYSE delist the Issuer’s common stock on October 28, 2022. As a result, the Reporting Person understands that trading of the Issuer’s common stock on the NYSE was suspended prior to the opening of the NYSE on October 28, 2022. The Reporting Person also understands that the Issuer requested that the NYSE file a notification of removal from listing and registration on Form 25 with the SEC to effect the delisting of the Issuer’s common stock from the NYSE and the deregistration of the Issuer’s common stock under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Following the effectiveness of the Form 25, the Reporting Person understands that the Issuer intends to file with the SEC a Form 15 requesting the termination of registration of the Common Stock of Issuer under Section 12(g) of the Exchange Act and the suspension of reporting obligations under Section 13 and Section 15(d) of the Exchange Act.

The foregoing description of the Rollover Agreement is qualified in its entirety by reference to the full text of the Rollover Agreement attached hereto as Exhibit 1 and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

(a)

As of the Reporting Event Time, Mr. Dorsey beneficially owned an aggregate of 18,042,428 shares of Common Stock, which consisted of (i) 15,704,901 shares held of record by Mr. Dorsey, Trustee of The Jack Dorsey Revocable Trust u/a/d 12/08/2010 and (ii) 2,337,527 shares held of record by the Dorsey LLC, the sole manager of which is Jack Dorsey, and the sole member of which is The Jack Dorsey Remainder Trust #3 u/a/d 6/23/2010, as decanted. Mr. Dorsey had the sole power to vote and direct the disposition of all such 18,042,428 shares of Common Stock, which represented 2.4% of the Issuer’s outstanding shares of Common Stock. The foregoing percentage is based on 765,246,152 shares of Common Stock outstanding as of July 22, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2022.

As a result of the consummation of the transactions contemplated by the Rollover Agreement and Merger Agreement, the Reporting Person is no longer the beneficial owner of any shares of Common Stock. Following the Merger, the Reporting Person will retain an indirect equity interest in the Surviving Corporation through his beneficial ownership of shares of common stock of Parent.

(b)

Number of shares to which such person has:

(i) Sole power to vote or direct the vote: 18,042,428 (as of the Reporting Event Time); 0 (as of the date hereof)

(ii)  Shared power to vote or direct the vote: 0

(iii)  Sole power to dispose or direct the disposition: 18,042,428 (as of the Reporting Event Time); 0 (as of the date hereof)

(iv) Shared power to dispose or direct the disposition: 0

By virtue of the Rollover Agreement, the Reporting Person and the Principal may be deemed to have formed a “group” for purposes of Section 13(d)(3) of the Act. Collectively, as of the Reporting Event Time, the “group” may be deemed to have beneficially owned an aggregate of 91,157,466 shares of Common Stock (based solely on the information included in the Schedule 13D/A filed by the Principal with the Securities and Exchange Commission on October 4, 2022), which represented approximately 11.9% of the Issuer’s outstanding shares of Common Stock, based on 765,246,152 shares of Common Stock outstanding as of July 22, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2022. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Person and the Principal are members of any such group. The Reporting Person disclaims the existence of any such group and also disclaims beneficial ownership over any shares of Common Stock beneficially owned by the Principal.

(c)	The Reporting Person has effected no transactions in the Common Stock within the past sixty days, except as described in Item 4 of this Schedule 13D.

(d)	Not applicable.

(e)	As a result of the consummation of the transactions contemplated by the Rollover Agreement and the Merger Agreement, on October 27, 2022, the Reporting Person ceased to be a beneficial owner of more than five percent of the outstanding shares of Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The description of the Rollover Agreement in Item 4 of this Schedule 13D is incorporated herein by reference. The Rollover Agreement is attached hereto as Exhibit 1 and incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Rollover and Contribution Agreement, dated as of October 27, 2022, by and among X Holdings I, Inc., Jack Dorsey, Trustee of The Jack Dorsey Revocable Trust u/a/d 12/08/2010, and the Jack Dorsey Remainder LLC.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Date: October 31, 2022

/s/ Jack Dorsey
Jack Dorsey